EXHIBIT 16.1

July 29, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

We have read Item 4.01 of Form 8-K dated July 24, 2009, of NTS Realty Holdings Limited Partnership and are in agreement with the statements contained in the first and second paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second paragraph therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2008 financial statements.

Ernst & Young LLP
Louisville, Kentucky